

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-mail
Mr. Guy Nissenson
President and Chief Executive Officer
Xfone, Inc.
5307 W Loop 289
Lubbock, Texas 79414

> **Re:**   **Xfone, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2011**
> **File No. 333-175572**

Dear Mr. Nissenson:

We have limited our review of your registration statement to those issues we have addressed in our comment below.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the below comments, we may have additional comments.

Exhibit Index, page 60

1. Please have counsel revise its legality opinion (Exhibit 5) to opine that, when issued and delivered, the subscription rights will be legal, binding obligations of the company.

2. Starting on page 31, you make representations as to the U.S. federal income tax consequences of the contemplated transaction, which appear to be material to investors. Please file an opinion of counsel or of an independent public or certified public accountant or, in lieu thereof, a revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to the shareholders as described in the filing, or explain why such an opinion need not be filed.  See Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Groff, Attorney Advisor, at 202-551-3458 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via E-mail to
Arthur Marcus, Esq.
Gersten Savage LLP